June 14, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:       Mr. Ronald E. Alper

Re:         Request for Acceleration of Effectiveness

Angel Oak Mortgage, Inc.

Registration Statement on Form S-11

(File No. 333-256301)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), as representatives of the several underwriters we hereby join in the request of Angel Oak Mortgage, Inc. (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on June 16, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Sidley Austin LLP, request by telephone that such Registration Statement be declared effective.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Act:

(i) A preliminary prospectus dated June 8, 2021 (the “Preliminary Prospectus”) was distributed; no preliminary prospectuses of a different date were distributed.

(ii) Dates of distribution: June 8, 2021 through the date hereof.

(iii) A total of approximately 4,792 copies of the Preliminary Prospectus were distributed to prospective underwriters, institutional investors, dealers and others.

(iv) We, the undersigned, as representatives of the several underwriters, advise you that we have complied and will continue to comply, and we have been informed by the participating underwriters that they have complied and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

WELLS FARGO SECURITIES, LLC

By:	/s/ Lear Beyer
Name: Lear Beyer
Title: Managing Director

[Signature Page to Acceleration Request Joinder]

BofA SECURITIES, INC.

By:	/s/ Michael Liloia
Name: Michael Liloia
Title: Director

[Signature Page to Acceleration Request Joinder]

MORGAN STANLEY & CO. LLC

By:	/s/ Michael O'Byrne
Name: Michael O'Byrne
Title: Vice President

[Signature Page to Acceleration Request Joinder]

UBS SECURITIES LLC

By:	/s/ Jay Anderson
Name: Jay Anderson
Title: Managing Director

By:	/s/ Jeffrey Spurlock
Name: Jeffrey Spurlock
Title: Managing Director

[Signature Page to Acceleration Request Joinder]